RunnerCity

RunnerCity

2021-2022 Financial Statements

Meta Accounting Services, LLC
New York, New York

69-04 Springfield Blvd
Bayside, NY 11364
646-481-8639
Service@metatongcpa.com
Metatongcpa.com

Independent Accountant's Review Report

November 20, 2023

Runner City LLC

Introduction
We have reviewed the accompanying financial statement of Runner City LLC, which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee (ARSC) of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion (Limited Assurance)
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dareld Meta, CPA
Meta Accounting Services, LLC
License No. 135984
11/20/23

RunnerCity LLC
Balance Sheet Comparison
As of December 31, 2021

	As of Dec 31, 2021 (PY)
ASSETS	
Current Assets	
Bank Accounts	
GTFCU CHECKING 391S8	213,802.41
PETTY CASH	
WF CHECKING 8346	
Total Bank Accounts	**$ 213,802.41**
Total Current Assets	**$ 213,802.41**
Fixed Assets	
EQUIPMENT	
RUNNER CITY APP	15,556.00
Total Fixed Assets	**$ 15,556.00**
TOTAL ASSETS	**$ 229,358.41**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
OWNER'S EQUITY	
ALOK - OWNER'S INVESTMENT	30,000.00
ANDY - OWNER'S DRAW	
HUGH - OWNER'S INVESTMENT	100.00
Total OWNER'S EQUITY	**$ 30,100.00**
RETAINED EARNINGS	0.00
SERIES A CONVERTIBLE NOTE	230,924.40
Net Income	-26,665.99
Total Equity	**$ 234,358.41**
TOTAL LIABILITIES AND EQUITY	**$ 234,358.41**

RunnerCity LLC
Balance Sheet Comparison
As of December 31, 2022

	Total
	As of Dec 31, 2022
ASSETS	
Current Assets	
Bank Accounts	
GTFCU CHECKING 391S8	69,869.93
PETTY CASH	0.00
WF CHECKING 8346	2,040.97
Total Bank Accounts	**$ 71,910.90**
Total Current Assets	**$ 71,910.90**
Fixed Assets	
EQUIPMENT	2,346.80
RUNNER CITY APP	134,741.23
Total Fixed Assets	**$ 137,088.03**
TOTAL ASSETS	**$ 208,998.93**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
OWNER'S EQUITY	
ALOK - OWNER'S INVESTMENT	50,000.00
ANDY - OWNER'S DRAW	-18,126.39
HUGH - OWNER'S INVESTMENT	100.00
Total OWNER'S EQUITY	**$ 31,973.61**
RETAINED EARNINGS	-26,665.99
SERIES A CONVERTIBLE NOTE	233,791.90
Net Income	-25,100.59
Total Equity	**$ 213,998.93**
TOTAL LIABILITIES AND EQUITY	**$ 213,998.93**

RunnerCity LLC
Profit and Loss
January 2021 - December 2021

	Jan - Dec 2021
Income	
INCOME	
Total Income	
Cost of Goods Sold	
COST OF GOODS SOLD	
MERCHANT SERVICE FEES	
SUBCONTRACTORS	
Total COST OF GOODS SOLD	**$ 0.00**
Total Cost of Goods Sold	**$ 0.00**
Gross Profit	**$ 0.00**
Expenses	
ADMIN & OVERHEAD	
ADVERTISING & MARKETING	
AUTO EXPENSES	
BANK CHARGES & FEES	15.00
DUES & SUBSCRIPTIONS	107.17
EVENT SPONSORSHIP	
FUEL	
INSURANCE	
LICENSES & PERMITS	
MEALS	1,104.15
OFFICE SUPPLIES	1.00
PHONE AND INTERNET EXPENSE	
PROFESSIONAL FEES	25,000.00
SOFTWARE & APPS	
TAXES & LICENSES	
TEAM OUTINGS	
TRAVEL	
AIRFARE	
LODGING	
PARKING & TOLLS	
Total TRAVEL	**$ 0.00**
UTILITIES	
WEB DESIGN & MAINTENANCE	
Total ADMIN & OVERHEAD	**$ 26,227.32**
Total Expenses	**$ 26,227.32**
Net Operating Income	**-$ 26,227.32**
Other Income	
INTEREST EARNED	5.33
Total Other Income	**$ 5.33**
Other Expenses	
DEPRECIATION	444.00
Total Other Expenses	**$ 444.00**
Net Other Income	**-$ 438.67**
Net Income	**-$ 26,665.99**

RunnerCity LLC
Profit and Loss
January 2022 - December 2022

	Jan - Dec 2022
Income	
INCOME	16,683.95
Total Income	**$ 16,683.95**
Cost of Goods Sold	
COST OF GOODS SOLD	
MERCHANT SERVICE FEES	1,029.74
SUBCONTRACTORS	1,020.00
Total COST OF GOODS SOLD	**$ 2,049.74**
Total Cost of Goods Sold	**$ 2,049.74**
Gross Profit	**$ 14,634.21**
Expenses	
ADMIN & OVERHEAD	
ADVERTISING & MARKETING	18,974.02
AUTO EXPENSES	33.00
BANK CHARGES & FEES	690.86
DUES & SUBSCRIPTIONS	823.95
EVENT SPONSORSHIP	1,029.35
FUEL	323.71
INSURANCE	753.00
LICENSES & PERMITS	3,400.00
MEALS	15,397.93
OFFICE SUPPLIES	624.06
PHONE AND INTERNET EXPENSE	2,346.31
PROFESSIONAL FEES	-20,395.00
SOFTWARE & APPS	9,093.65
TAXES & LICENSES	50.00
TEAM OUTINGS	438.19
TRAVEL	
AIRFARE	1,006.48
LODGING	1,713.01
PARKING & TOLLS	128.68
Total TRAVEL	**$ 2,848.17**
UTILITIES	60.57
WEB DESIGN & MAINTENANCE	3,320.08
Total ADMIN & OVERHEAD	**$ 39,811.85**
Total Expenses	**$ 39,811.85**
Net Operating Income	**-$25,177.64**
Other Income	
INTEREST EARNED	77.05
Total Other Income	**$ 77.05**
Other Expenses	
DEPRECIATION	
Total Other Expenses	
Net Other Income	**$ 77.05**
Net Income	**-$25,100.59**

RunnerCity LLC
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-26,665.99
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	**-$**	**26,665.99**
INVESTING ACTIVITIES		
RUNNER CITY APP		-20,556.00
Net cash provided by investing activities	**-$**	**20,556.00**
FINANCING ACTIVITIES		
OWNER'S EQUITY:ALOK - OWNER'S INVESTMENT		30,000.00
OWNER'S EQUITY:HUGH - OWNER'S INVESTMENT		100.00
SERIES B CONVERTIBLE NOTE		230,924.40
Net cash provided by financing activities	**$**	**261,024.40**
Net cash increase for period	**$**	**213,802.41**
Cash at beginning of period		0.00
Cash at end of period	**$**	**213,802.41**

RunnerCity LLC
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-25,100.59
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	**-$**	**25,100.59**
INVESTING ACTIVITIES		
EQUIPMENT		-2,346.80
RUNNER CITY APP		-119,185.23
Net cash provided by investing activities	**-$**	**121,532.03**
FINANCING ACTIVITIES		
OWNER'S EQUITY:ALOK - OWNER'S INVESTMENT		20,000.00
OWNER'S EQUITY:ANDY - OWNER'S DRAW		-18,126.39
OWNER'S EQUITY:HUGH - OWNER'S INVESTMENT		
SERIES B CONVERTIBLE NOTE		2,867.50
Net cash provided by financing activities	**$**	**4,741.11**
Net cash increase for period	**-$**	**141,891.51**
Cash at beginning of period		213,802.41
Cash at end of period	**$**	**71,910.90**

RunnerCity

Statement of Stockholders Equity

Full Year 2021		
Owners Equity		
	Capital Contribution 2021 - Angel Investor Deposit	30,100.00
	Series A Convertible Note	230,924.40
	Contribution Subtotal	**261,024.40**
	Owners Draws (Andy & Hugh) 2021	N/A
	Net Income	-26,665.99
	Outflow Subtotal	**-26,665.99**
	Owners Equity Ending 12/31/2021	**234,358.41**
Full Year 2022		
Owners Equity		
	Opening Equity 1/1/2022	234,358.41
	Capital Contribution 2022 - Angel Investor Deposit	20,000.00
	Series A Convertible Note	2,867.50
	Contribution Subtotal	**257,225.91**
	Owners Draws (Andy & Hugh) 2022	-18,126.39
	Net Inome	-25,101.00
	Outflow Subtotal	**-43,227.39**
	Owners Equity Ending 12/31/2022	**213,998.52**

RunnerCity

Notes to Financial Statements

Full Year 2021 & 2022

Nature of Operations	
	RunnerCity, established in October 2021, operates as a business service marketplace, offering a wide range of gig-errand-delivery services to consumers.
Basis of Accounting	
	As per adherence to US GAAP accounting principles and standards, all disclosed details exhibit no complexities or legalities to report as of the present date.